Exhibit 99.1

August 28, 2003

For further information,
Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

Walnut Creek, CA . . .

BWC FINANCIAL CORP. DECLARES CASH DIVIDEND

BWC Financial Corp. announced that its Board of Directors has declared a quarterly cash dividend of $0.06 per share to be distributed on or about September 23, 2003, to shareholders of record September 10th, 2003. The X-dividend date was set at September 8, 2003.

This is the first cash dividend to be paid by the Corporation. Commenting on this, James L. Ryan, Chairman and Chief Executive Officer, stated, "The board approved this dividend to increase shareholder value in view of the new Federal tax law that reduced the maximum tax on cash dividends to 15%. Cash dividends are now much more tax efficient for shareholders."

BWC Financial Corp. is the holding company for Bank of Walnut Creek and BWC Mortgage Services. Founded in 1980, the Bank's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with regional business centers in Fremont and San Jose. BWC Mortgage Services, with headquarters in San Ramon, has mortgage consultants in each Bank office.

# # # # #

Nasdaq: BWCF
http://www.bowc.com